UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number 001-40695

Dole plc
(Translation of registrant’s name into English)

29 North Anne Street, Dublin 7
D07 PH36 Ireland

200 S. Tryon St, Suite #600, Charlotte, NC
United States 28202
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

Incorporation by Reference
This report on Form 6-K, other than the press release attached as Exhibit 99.2 hereto, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers: 333-261591 and 333-258406) of Dole plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement
Credit Agreement Refinancing
On May 1, 2025, Dole plc (the “Company”) and certain of its subsidiaries (collectively referred to herein as the “Borrowers”), entered into an Amended and Restated Credit Agreement (“Amended and Restated Credit Agreement”) which amends and restates the Credit Agreement, dated as of March 26, 2021, as amended from time to time, (“Credit Agreement”) by and among the Borrowers, the lending parties party thereto from time to time, and Coöperatieve Rabobank U.A., New York Branch, as Pro Rata Administrative Agent and Collateral Agent, and AgFirst Farm Credit Bank, as Farm Credit Administrative Agent.
The Amended and Restated Credit Agreement includes a multicurrency five-year senior secured revolving credit facility (the “New Revolving Credit Facility”) that provides for up to $600.0 million, a new five-year U.S. dollar senior secured term loan A facility (“New Term Loan A”) of $250.0 million and a seven-year U.S. dollar senior secured Farm Credit term loan facility (“Farm Credit Term Loan”) of $350.0 million (collectively, the “New Senior Secured Facilities”). The proceeds of the New Senior Secured Facilities were used to refinance all outstanding amounts under the Credit Agreement immediately prior to giving effect to the Amended and Restated Credit Agreement (including repayment of its existing Revolving Credit Facility of $197.6 million, Term Loan A of $246.4 million and Term Loan B of $455.9 million and payment of fees and expenses in connection therewith) and finance the working capital needs and general corporate purposes of the Company. The New Senior Secured Facilities have been successfully syndicated.
The New Revolving Credit Facility and New Term Loan A have expiration dates of May 1, 2030. The Farm Credit Term Loan has an expiration date of May 1, 2032. Principal payments of the New Term Loan A and the Farm Credit Term Loan are due quarterly based on the aggregate principal amount as of the closing date of the Amended and Restated Credit Agreement, adjusted for principal prepayments, multiplied by 0.625% and 0.25%, respectively, until maturity.
Interest under the New Revolving Credit Facility and New Term Loan A is payable, at the option of Dole, either at (i) SOFR, or the respective benchmark rate depending on the currency of the loan, plus 1.00% to 2.75%, with a benchmark floor of 0.00% or (ii) a base rate plus 1.00% to 2.25%, in each case, to be determined based on the Company’s total net leverage ratio. Interest under the Farm Credit Term Loan is payable at SOFR plus 1.75% to 2.75%, to be determined based on the Company’s total net leverage ratio.
Borrowings under the Amended and Restated Credit Agreement are secured by substantially all of the Company’s material U.S. assets of wholly owned subsidiaries, certain European assets and by the equity interests of substantially all Dole subsidiaries located in the U.S. and certain subsidiaries in Europe.
The foregoing description of the Amended and Restated Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Credit Agreement, which is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.
On May 1, 2025, the Company issued a press release in connection with the debt refinancing. A copy of the press release is attached as Exhibit 99.2 to this Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1
Amended and Restated Credit Agreement dated as of May 1, 2025, among Dole plc, the lenders from time to time party thereto, Coöperatieve Rabobank U.A., New York Branch, as administrative agent and collateral agent and AgFirst Farm Credit Bank, as farm credit administrative agent

99.2	Press Release, dated as of May 1, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2025	DOLE PLC (Registrant)

By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer